

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2012

Mr. Michael Shenher
Chief Financial Officer
Clean Power Concepts Inc.
1620 McAra Street
Regina, Saskatchewan, Canada S4N 6H6

>   **RE: Clean Power Concepts Inc.**
>   **Form 10-K for the Year Ended April 30, 2011**
>   **Filed August 16, 2011**
>   **File No. 0-52035**

Dear Mr. Shenher:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended April 30, 2011

General

1. As noted in your Form 8-K filed on September 20, 2011, the financial statements provided in your Form 10-K did not include the opinion of your independent auditors. You indicated that the Form 10-Kwas filed inadvertently prior to completion of the audit and that you would amend your Form 10-K to include the opinion as well as make any other necessary changes to the financial statements and disclosures. We remind you to file your amendment to the Form 10-K to include a report from your accountants which complies with the requirements of Rule 2-02 of Regulation S-X.

2. We also remind you that General Instruction A.1 to the Form 10-Q requires you to file a Form 10-Q within 45 days after the end of each fiscal quarter. In this regard, please also file

your Forms 10-Q for the fiscal quarters ended July 31, 2011 and October 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief